JAMES ADVANTAGE FUNDS

1349 Fairground Road

Beavercreek, Ohio 45385

December 15, 2011

Via EDGAR

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

James Advantage Funds

File No. 811-08411

Form N-CSR filed September 1, 2011

Dear Ms. DiAngelo:

On behalf of James Advantage Funds (the “Trust”), I am responding to your telephonic comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or “SEC”) on December 2, 2011 regarding its review of the Trust’s Form N-CSR, filed with the SEC via EDGAR on September 1, 2011 for the reporting period ended June 30, 2011 (“Form N-CSR”), as well as other Trust filings and the Trust’s website.

Set forth in the numbered paragraphs below are summaries of the Staff’s oral comments provided on December 2, 2011 accompanied by the Trust’s responses to each comment.

1.

Staff Comment:  Please update the Trust’s series and class identifiers form to include the ticker symbol for the James Long-Short Fund.

Registrant’s Response:  The Trust has updated its series and class identifiers form to include the ticker symbol for the James Long-Short Fund (JAZZX).

2.

Staff Comment:  The Staff notes that the James Balanced:  Golden Rainbow Fund has two classes, each currently identified on the series and class identifier form as “James Balanced: Golden Rainbow Fund – GLRBX” and “Institutional Class – GLRIX”.  The Staff further notes that throughout Form N-CSR, the Trust distinguishes the two classes in this Fund as “Retail Class” and “Institutional Class”.  The Staff requests that, if the class titled “James Balanced: Golden Rainbow Fund – GLRBX” on the series and class identifier form is actually the “Retail Class”, please update the Trust’s series and class identifier form accordingly and use the correct class name(s) going forward in the Trust’s applicable filings.

Registrant’s Response:  The Trust has updated its series and class identifiers form to include the ticker symbol for the Retail Class of the James Balanced:  Golden Rainbow Fund – GLRBX, and will use the correct class name for the Retail Class in all future applicable Trust filings.

3.

Staff Comment:  Please confirm that there were no short sales for the James Long-Short Fund as of June 30, 2011, as indicated in the Form N-CSR.

Registrant’s Response:  The Trust confirms that there were no short positions for the James Long-Short Fund as of June 30, 2011.

4.

Staff Comment:  Please confirm the correct registration fee was paid on behalf of the Trust in connection with its Form 24F-2 for the fiscal year ended June 30, 2011.

Registrant’s Response:  On September 14, 2011, the Trust inadvertently filed a Form 24F-2 for “The Henssler Equity Fund” under the Trust’s series and class identifiers (the “Initial Filing”).  Along with the Initial Filing, the Trust submitted the correct registration fee of $35,910.01 under SEC Accession No. 0001045487-11-000021 (the “Registration Fee”).  On September 23, 2011, the Trust filed an amended corrected Form 24F-2 for the Trust and indicated in a footnote to the Amended Filing that, based on telephonic confirmation from the EDGAR Filing Desk, the Registration Fee for the Trust had been received with the Initial Filing.  Subsequently, you have confirmed by e-mail that the current registration fee has been received.

5.

Staff Comment:  Please confirm that, pursuant to Item 1 of Form N-PX, the proxy voting record of the James Micro Cap Fund was included in the Trust’s August 26, 2011 Form N-PX filing.

Registrant’s Response:  The Trust confirms that the proxy voting record of the James Micro Cap Fund was included in the Trust’s August 26, 2011 Form N-PX filing, in the 69 pages following page 54 of the proxy voting record for the James Small Cap Fund.  The account name indicating that it is the record for the Micro Cap Fund was inadvertently deleted from the heading on the first page following page 54.

6.

Staff Comment:  In all future applicable shareholder reports, please revise the disclosure in the first paragraph under “Disclosure of Fund Expenses” regarding the “two types of costs” to comply with Item 27(d)(1) of Form N-1A.

Registrant’s Response:  The Trust confirms that, in all future applicable shareholder reports, it will revise the disclosure in the first paragraph under “Disclosure of Fund Expenses” regarding the “two types of costs” to comply with Item 27(d)(1) of Form N-1A.

7.

Staff Comment:  Please confirm whether there were trustee fees payable to the Trust’s Trustees as of June 30, 2011, and if so, please disclose them separately under “Statement of Assets and Liabilities” in all future applicable shareholder reports in accordance with Regulation S-X.

Registrant’s Response:  The Trust confirms that there were no trustee fees payable to the Trustees as of June 30, 2011.

8.

Staff Comment:  Please state whether, for the Funds other than the James Balanced:  Golden Rainbow Fund (the “Universal Fee Funds”), the investment advisory agreement provides that the trustee fees are deducted from the fee payable to the investment adviser.

Registrant’s Response:  The Trust confirms that the investment advisory agreement for each Universal Fee Fund provides that the Fund pays the trustee fees and expenses and that the investment adviser receives an advisory fee equal to a percentage of average daily net assets of the Fund minus trustee fees and expenses applicable to the Fund.

9.

Staff Comment:  Please confirm the James Long-Short Fund did not pay any trustee fees during the fiscal year ended June 30, 2011.

Registrant’s Response:  The Trust confirms that the James Long-Short Fund did not pay any trustee fees during the most recently completed fiscal year, as the Fund commenced operations on May 23, 2011 and the last meeting of the Trust’s Board of Trustees during the fiscal year ended June 30, 2011 occurred on May 20, 2011.

10.

Staff Comment:  Please confirm, with respect to the dividends from returns of capital for the fiscal year ended June 30, 2010 for the James Small Cap Fund, whether the Fund’s shareholders were properly notified in compliance with Rule 19a-1 of the Investment Company Act of 1940.

Registrant’s Response:  The Trust confirms that the James Small Cap Fund’s shareholders were properly notified of the return of capital distribution, in compliance with Rule 19a-1.

11.

Staff Comment:  With respect to the “Financial Highlights” table for the James Long-Short Fund, in all future applicable filings and reports, please do not include in the line items under “Ratios/Supplemental Data” the ratio of dividend and interest expense on securities sold short or the net expense ratio that excludes such dividend and interest expense.  Instead, the Trust may include information regarding the effect of dividend and interest expense due to securities sold short in a footnote to the table.

Registrant’s Response: The Trust confirms that, with respect to the “Financial Highlights” table for the James Long-Short Fund, it will comply with the Staff’s request in all future applicable filings and reports.

12.

Staff Comment:  Please include disclosure regarding the term of office of each Trustee and officer of the Trust in accordance with Item 27(b)(5) of Form N-1A.  The Staff noted that, if accurate, the Trust could indicate that the term of office for each Trustee and officer is “indefinite” to comply with this disclosure item in all future applicable filings and reports.

Registrant’s Response:  The Trust confirms that it will indicate the term of office for each Trustee and officer in accordance with Item 27(b)(5) of Form N-1A in all future applicable filings and reports.

13.

Staff Comment:  Please include disclosure that the Funds’ statement of additional information includes additional information about Fund Trustees in accordance with Item 27(b)(6) of Form N-1A in all future applicable filings and reports.

Registrant’s Response:  The Trust confirms that it will make the disclosure in accordance with Item 27(b)(6) of Form N-1A in all future applicable filings and reports.

14.

Staff Comment:  For Item 4(e)(2) of Form N-CSR, please revise all future applicable filings and reports to provide the percentage of services described in the Trust’s response to Item 4(a)-(d) that were not approved by the audit committee (instead of the percentage approved), pursuant to paragraph (c)(7)(i)(C) to Rule 2-01 of Regulation S-X.

Registrant’s Response:  The Trust confirms that it will disclose the percentage of such services that were not approved, as required, in all future applicable filings and reports.

15.

Staff Comment:  Please confirm whether the James Balanced: Golden Rainbow Fund has expense waivers, and if not, please update the September 30, 2011 Fund Fact Sheet for the Fund on the Trust’s website to remove the references to net expense ratio and footnote b.

Registrant’s Response:  The Trust confirms that the James Balanced: Golden Rainbow Fund does not have an expense waiver and therefore has removed the indicated references on the September 30, 2011 Fund Fact Sheet.

* * *

The Registrant hereby acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the Federal Securities Laws of the United States.

* * *

The Registrant wishes to thank the Staff for its courtesy and cooperation with regard to this matter.  If you have any questions or need further clarification, please contact me at (937) 426-7640.

Sincerely,

/s/ Thomas L. Mangan

Thomas L. Mangan

Vice President, Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer

cc:

Donald S. Mendelsohn, Esq., Thompson Hine LLP

Dawn Cotten, ALPS Fund Services, Inc.